Algonquin Power & Utilities Corp. announces dates for 2017 second quarter financial results release and conference call

OAKVILLE, Ontario – July 18, 2017 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN, NYSE: AQN) today announced plans to release 2017 second quarter financial results on Thursday, August 10, 2017 after market close. APUC will hold an earnings conference call at 9:00 a.m. eastern time on Friday, August 11, 2017, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:
Date: Friday, August 11, 2017
Start Time: 9:00 a.m. eastern time
Phone Number: Toll free within North America: 1-800-319-4610 or Local: 416-915-3239
Conference Access: please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.ca/links/algonquinpower20170811.html

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-604-674-8052, access code 1555, from August 11, 2017 until August 25, 2017. The webcast presentation will remain accessible via the URL above or APUC’s website at www.AlgonquinPowerandUtilities.com.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,300 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Additional information can be accessed on APUC’s web site or by contacting Investor Relations.
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770